Black Diamond Brands Corporation
Suite 600, 595 Hornby Street
Vancouver, BC, Canada, V6C  2E8

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Form 20-F/A
Fiscal Year Ended
December 31, 2007

Ladies and Gentlemen:

Further to the request made by the staff in letters of comment issued to our company (dated December 18, 2008 and February 20, 2009), please be advised that Black Diamond Brands Corporation (the “company” below) acknowledges that

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours Truly,

/s/ Bradley J. Moynes
Chief Executive Officer